Cocrystal Pharma, Inc.

9805 North Creek Parkway

Bothell, Washington

May 4, 2020

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, DC 20549

Re:	Cocrystal Pharma, Inc.
Registration Statement on Form S-3
Filed April 17, 2020
File No. 333-237738

Dear Mr. Buchmiller:

Please find our response to the comments received from you in your letter dated April 27, 2020 related to the Registration Statement on Form S-3 (the “Registration Statement”) for Cocrystal Pharma, Inc. (the “Company”) filed April 17, 2020. We have reproduced your comments below.

Registration Statement on Form S-3

Description of Capital Stock, page 2

1.	Please revise the prospectus to provide a description of the units. Refer to Item 9 of Form S-3 and Item 202 of Regulation S-K.

Response to Comment No. 1:

In response to the staff’s comment, the requested disclosure has been added at page 4 of the prospectus.

Incorporation of Certain Information by Reference, page 10

2.	We note that you have not incorporated by reference all applicable Exchange Act filings made prior to the effective date of the registration statement. Please revise to incorporate by reference your Current Reports on Form 8-K filed on January 29, 2020, January 31, 2020, February 24, 2020, March 4, 2020, March 13, 2020, April 20, 2020 and April 22, 2020. For guidance, please refer to Item 12(a)(2) of Form S-3 and Question 123.05 of the Securities Act Forms Compliance and Disclosure Interpretations.

Securities and Exchange Commission

May 4, 2020

Response to Comment No. 2:

In response to the staff’s comment, the requested disclosure has been added at page 10 of the prospectus.

3.	We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2019, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a definitive proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Response to Comment No. 3:

The Company filed a definitive proxy statement containing the Part III information on April 28, 2020.

Exhibit 3.1 – Certificate of Incorporation, as amended, page II-2

4.	We note that your forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any “derivative action.” Please revise your prospectus to clearly describe this provision and to describe any risks or other impacts on investors. Risks may include, but are not limited to, increased costs to bring a claim and that these provisions can discourage claims or limit investors’ ability to bring a claim in a judicial forum that they find favorable. Also disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing document states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Securities and Exchange Commission

May 4, 2020

Response to Comment No. 4:

In response to the staff’s comment, the requested disclosure has been added at page 7 of the prospectus.

Exhibit 5.1 – Legal Opinion, page II-2

5.	Please have counsel revise the opinion to opine that the warrants will be binding obligations of the company in accordance with Section II.B.1.f of Staff Legal Bulletin No. 19, and that the units will be binding obligations of the company in accordance with Section II.B.1.h of Staff Legal Bulletin No. 19.

Response to Comment No. 5:

In response to the staff’s comment, the Company’s counsel has made the requested revisions to Exhibit 5.1.

Should the staff have any additional questions or comments after reviewing this response letter, we would appreciate an opportunity to discuss these comments or questions with the staff prior to the distribution of another comment letter. Please direct any questions concerning this response letter to Michael Harris, the Company’s legal counsel, at 561-471-3507, mharris@nasonyeager.com.

Sincerely yours,

/s/ James Martin
James Martin, Chief Financial Officer